Annex A

Transactions in the Shares of Common Stock by the Reporting Person Within the Last Sixty Days

The following sales were all open market transaction executed in reliance on Rule 144 of the Securities Act of 1933, as amended:

Entity/Person	Date of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share ($)
Richard N. Berman Trusts with Co-Trustees	9/16/2025	3,676 $	156.61[1]
Richard N. Berman Trusts with Co-Trustees	9/16/2025	2,070 $	157.48[2]
Richard N. Berman Trusts with Co-Trustees	9/16/2025	630 $	158.63[3]
Richard N. Berman Trusts with Co-Trustees	9/16/2025	1,440 $	159.64[4]
Richard N. Berman Trusts with Co-Trustees	9/16/2025	280 $	160.69[5]
Richard N. Berman Trusts with Co-Trustees	9/17/2025	2,084 $	157.04[6]
Richard N. Berman Trusts with Co-Trustees	9/17/2025	1,615 $	157.81[7]
Richard N. Berman Trusts with Co-Trustees	9/17/2025	1,266 $	158.86[8]
Richard N. Berman Trusts with Co-Trustees	9/17/2025	566 $	159.99[9]
Richard N. Berman Trusts with Co-Trustees	9/17/2025	87 $	160.73[10]
Richard N. Berman Trusts with Co-Trustees	9/18/2025	200 $	156.92[11]
Richard N. Berman Trusts with Co-Trustees	9/18/2025	334 $	157.78[12]
Richard N. Berman Trusts with Co-Trustees	9/18/2025	4,598 $	159.13[13]
Richard N. Berman Trusts with Co-Trustees	9/18/2025	1,121 $	159.75[14]
Richard N. Berman Trusts with Co-Trustees	9/19/2025	1,550 $	156.23[15]
Richard N. Berman Trusts with Co-Trustees	9/19/2025	283 $	157.42[16]
Richard N. Berman Trusts with Co-Trustees	9/19/2025	2,200 $	159.00[17]
Richard N. Berman Trusts with Co-Trustees	9/19/2025	1,810 $	156.36[18]
Richard N. Berman Trusts with Co-Trustees	9/22/2025	2,843 $	157.02[19]
Richard N. Berman Trusts with Co-Trustees	9/22/2025	870 $	157.65[20]
Richard N. Berman Trusts with Co-Trustees	9/22/2025	68 $	158.56[21]
Richard N. Berman Trusts with Co-Trustees	9/23/2025	4,494 $	157.09[22]
Richard N. Berman Trusts with Co-Trustees	9/23/2025	1,370 $	157.60[23]
Richard N. Berman Trusts with Co-Trustees	9/24/2025	4,481 $	154.47[24]
Richard N. Berman Trusts with Co-Trustees	9/24/2025	1,007 $	155.09[25]
Richard N. Berman Trusts with Co-Trustees	9/24/2025	566 $	156.16[26]
Richard N. Berman Trusts with Co-Trustees	9/25/2025	2,298 $	152.07[27]
Richard N. Berman Trusts with Co-Trustees	9/25/2025	1,584 $	152.94[28]
Richard N. Berman Trusts with Co-Trustees	9/25/2025	374 $	153.83[29]
Richard N. Berman Trusts with Co-Trustees	9/26/2025	862 $	152.93[30]
Richard N. Berman Trusts with Co-Trustees	9/26/2025	1,250 $	153.80[31]
Richard N. Berman Trusts with Co-Trustees	9/26/2025	2,336 $	154.64[32]

Richard N. Berman Trusts with Co-Trustees	9/26/2025	593 $	155.41[33]
Richard N. Berman Trusts with Co-Trustees	9/29/2025	1,570 $	151.81[34]
Richard N. Berman Trusts with Co-Trustees	9/29/2025	2,731 $	152.70[35]
Richard N. Berman Trusts with Co-Trustees	9/29/2025	894 $	153.75[36]
Richard N. Berman Trusts with Co-Trustees	9/29/2025	161 $	154.55[37]
Richard N. Berman Trusts with Co-Trustees	9/29/2025	67 $	155.59[38]
Richard N. Berman Trusts with Co-Trustees	9/30/2025	296 $	152.61[39]
Richard N. Berman Trusts with Co-Trustees	9/30/2025	1,542 $	153.66[40]
Richard N. Berman Trusts with Co-Trustees	9/30/2025	974 $	154.64[41]
Richard N. Berman Trusts with Co-Trustees	9/30/2025	3,502 $	155.64[42]
Richard N. Berman Trusts with Co-Trustees	9/30/2025	17 $	156.18[43]
Richard N. Berman Trusts with Co-Trustees	10/1/2025	1,242 $	154.28[44]
Richard N. Berman Trusts with Co-Trustees	10/1/2025	4,850 $	155.14[45]
Richard N. Berman Trusts with Co-Trustees	10/1/2025	3,348 $	156.09[46]
Richard N. Berman Trusts with Co-Trustees	10/2/2025	918 $	153.96[47]
Richard N. Berman Trusts with Co-Trustees	10/2/2025	908 $	154.80[48]
Richard N. Berman Trusts with Co-Trustees	10/2/2025	2,130 $	155.96[49]
Richard N. Berman Trusts with Co-Trustees	10/3/2025	1,767 $	156.24[50]
Richard N. Berman Trusts with Co-Trustees	10/3/2025	4,510 $	156.94[51]
Richard N. Berman Trusts with Co-Trustees	10/3/2025	276 $	157.71[52]
Richard N. Berman Trusts with Co-Trustees	10/6/2025	1,742 $	147.83[53]
Richard N. Berman Trusts with Co-Trustees	10/6/2025	1,790 $	148.84[54]
Richard N. Berman Trusts with Co-Trustees	10/6/2025	2,602 $	149.93[55]
Richard N. Berman Trusts with Co-Trustees	10/6/2025	3,624 $	150.61[56]
Richard N. Berman Trusts with Co-Trustees	10/6/2025	334 $	152.01[57]
Richard N. Berman Trusts with Co-Trustees	10/6/2025	866 $	153.38[58]
Richard N. Berman Trusts with Co-Trustees	10/6/2025	466 $	154.15[59]
Richard N. Berman Trusts with Co-Trustees	10/6/2025	334 $	155.32[60]
Richard N. Berman Trusts with Co-Trustees	10/6/2025	134 $	156.73[61]
Richard N. Berman Trusts with Co-Trustees	10/7/2025	9,624 $	143.07[62]
Richard N. Berman Trusts with Co-Trustees	10/7/2025	5,376 $	144.12[63]
Richard N. Berman Trusts with Co-Trustees	10/7/2025	1,228 $	145.11[64]
Richard N. Berman Trusts with Co-Trustees	10/7/2025	68 $	146.07[65]
Richard N. Berman Trusts with Co-Trustees	10/8/2025	1,753 $	141.06[66]
Richard N. Berman Trusts with Co-Trustees	10/8/2025	2,170 $	142.18[67]
Richard N. Berman Trusts with Co-Trustees	10/8/2025	5,030 $	143.17[68]
Richard N. Berman Trusts with Co-Trustees	10/8/2025	350 $	143.91[69]
Richard N. Berman Trusts with Co-Trustees	10/9/2025	997 $	140.33[70]
Richard N. Berman Trusts with Co-Trustees	10/9/2025	504 $	141.26[71]
Richard N. Berman Trusts with Co-Trustees	10/9/2025	5,792 $	142.15[72]
Richard N. Berman Trusts with Co-Trustees	10/9/2025	5,456 $	143.26[73]
Richard N. Berman Trusts with Co-Trustees	10/9/2025	132 $	143.85[74]
Richard N. Berman Trusts with Co-Trustees	10/10/2025	6,891 $	142.00[75]
Richard N. Berman Trusts with Co-Trustees	10/10/2025	4,228 $	142.82[76]

1. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $156.12 to $157.12. The reporting person undertakes

to provide to Dorman Products, Inc., any security holder of Dorman Products, Inc. or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) through (76) of this Annex A.

2. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $157.13 to $158.03.

3. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $158.19 to $159.05.

4. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $159.28 to $160.02.

5. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $160.48 to $161.17.

6. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $156.44 to $157.42.

7. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $157.44 to $158.31.

8. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $158.48 to $159.4.

9. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $159.53 to $160.52.

10. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $160.58 to $160.83.

11. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $156.2933 to $157.2535.

12. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $157.455 to $157.87.

13. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $158.53 to $159.5262.

14. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $159.54 to $160.04.

15. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $155.915 to $156.81.

16. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $156.965 to $157.8448.

17. These shares were sold in multiple transactions all at the same price of $159.00.

18. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $155.8598 to $156.81.

19. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $156.47 to $157.4654.

20. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $157.48 to $158.1757.

21. These shares were sold in multiple transactions all at the same price of $158.5.

22. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $156.4753 to $157.4745.

23. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $157.4876 to $157.9968.

24. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $153.79 to $154.79.

25. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $154.7911 to $155.6106.

26. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $155.97 to $156.7726.

27. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $151.44 to $152.4279.

28. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $152.4569 to $153.335.

29. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $153.4725 to $154.3.

30. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $152.1885 to $153.1575.

31. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $153.2438 to $154.1971.

32. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $154.27 to $155.26.

33. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $155.2716 to $155.5799.

34. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $151.355 to $152.3517.

35. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $152.357 to $153.3103.

36. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $153.4 to $154.2937.

37. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $154.4518 to $154.575.

38. These shares were sold in multiple transactions all at the same price of $155.59.

39. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $152.05 to $153.037.

40. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $153.15 to $154.1383.

41. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $154.1652 to $155.1648.

42. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $155.17 to $156.1325.

43. These shares were sold in multiple transactions all at the same price of $156.1797.

44. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $153.6888 to $154.63.

45. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $154.705 to $155.4752.

46. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $155.7158 to $156.38.

47. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $153.495 to $154.4719.

48. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $154.5 to $155.4739.

49. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $155.5239 to $156.37.

50. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $155.475 to $156.4681.

51. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $156.4702 to $157.46.

52. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $157.4802 to $157.9241.

53. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $147.2575 to $148.224.

54. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $148.275 to $149.24.

55. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $149.31 to $150.285.

56. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $150.31 to $151.255.

57. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $151.76 to $152.42.

58. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $152.96 to $153.83.

59. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $154 to $154.465.

60. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $155.28 to $155.44.

61. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $156.62 to $156.83.

62. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $142.685 to $143.6846.

63. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $143.6919 to $144.62.

64. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $144.7425 to $145.69.

65. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $145.8641 to $146.2921.

66. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $140.6 to $141.5.

67. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $141.65 to $142.65.

68. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $142.6666 to $143.56.

69. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $143.6641 to $144.033.

70. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $139.695 to $140.68.

71. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $140.705 to $141.605.

72. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $141.7394 to $142.73.

73. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $142.7451 to $143.69.

74. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $143.78 to $143.91.

75. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $141.56 to $142.5584.

76. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $142.57 to $143.29.